UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

NewGenIvf Group Limited (the “Company”) is furnishing this report on Form 6-K to provide its unaudited condensed consolidated balance sheet as of June 30, 2026 and its unaudited condensed consolidated statement of operations and comprehensive (loss) income for the six months ended June 30, 2026. These unaudited condensed consolidated financial statements are furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	NewGen Reports Unaudited Financial Results for the Six Months Ended June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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